уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОГРН 1025900510349, ИНН/КПП 5902183094/5901150001

28.02.2006 № 09.1-14/2343

На № ____________ от ____ [redacted]

06011524

The U.S. Securities and Exchange
Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C. 185 SECTION

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. February 21, 2006.

SUPPL

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

February 21, 2006

On February 21, 2006 the Uralsvyazinform's Board of Directors session was held.

Decision taken by the Uralsvyazinform's Board of Directors session held on February 21, 2006 (Protocol № 19 dd. February 22, 2006):

1. To appoint OJSC "Objedinennaya registratsionnaya kompaniya" a Registrar for Uralsvyazinform. OJSC "Objedinennaya registratsionnaya kompaniya" was reorganized in the form of consolidation of CJSC "Registrator-Svyaz" and now appears as its legal successor with regard to all its rights and obligations appearing from the Agreement for rendering services on maintenance of stockholder records № 005/01-02 dd. May 24, 2002 concluded between OJSC 'Uralsvyazinform' and CJSC 'Registrator-Svyaz'.

2. To approve a related party transaction – namely an Additional agreement № 3 (date undefined) to be concluded between OJSC 'Uralsvyazinform' and OJSC "Objedinennaya registratsionnaya kompaniya" (hereinafter referred to as OJSC 'ORK') to the **Agreement for rendering services on maintenance of stockholder records № 005/01-02 dd. May 24, 2002** (hereinafter referred to as the "Agreement") concluded previously between OJSC 'Uralsvyazinform' and CJSC 'Registrator-Svyaz'. The transaction is approved on the following terms:
   - subject of the transaction: introduction of alterations to the Agreement, connected with the reorganization of CJSC "Registrator-Svyaz" in the form of consolidation with OJSC 'ORK';

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

- inclusion of item 6.5 in the Agreement, confirming the legal succession of OJSC 'ORK' with regard to all the rights and obligations of CJSC "Registrator-Svyaz" appearing from the Agreement;
- the alteration of address and banking details of the Registrar in Section 9 of the Agreement;
- the alteration of the name CJSC "Registrator-Svyaz" to OJSC 'ORK' over the whole text of the Agreement;
- terms of the Additional agreement are to be applied to the Parties relations that emerged since 13.12. 2005.

3. To approve a related party transaction – namely an Additional agreement № 2 (date undefined) to be concluded between OJSC 'Uralsvyazinform' and OJSC 'ORK' to the **Agreement on transfer-agent relations № 009/TA0302 dd. September 25, 2002** (hereinafter referred to as the "Agreement") concluded previously between OJSC 'Uralsvyazinform' and CJSC 'Registrator-Svyaz'. The transaction is approved on the following terms:
   - subject of the transaction: introduction of alterations to the Agreement, connected with the reorganization of CJSC "Registrator-Svyaz" in the form of consolidation with OJSC 'ORK';
   - inclusion of item 7.7 in the Agreement, confirming the legal succession of OJSC 'ORK' with regard to all the rights and obligations of CJSC "Registrator-Svyaz" appearing from the Agreement;
   - the alteration of address and banking details of the Registrar in Section 9 of the Agreement;
   - the alteration of the name CJSC "Registrator-Svyaz" to OJSC 'ORK' over the whole text of the Agreement;
   - terms of the Additional agreement are to be applied to the Parties relations that emerged since 13.12. 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

4. To approve a related party transaction – namely an Additional agreement № 2 (date undefined) to be concluded between OJSC 'Uralsvyazinform' and OJSC 'ORK' to the **Agreement for rendering services on dividend payments on equity issues № Д-01/03 dd. August 01, 2003** (hereinafter referred to as the "Agreement") concluded previously between OJSC 'Uralsvyazinform' and CJSC 'Registrator-Svyaz'. The transaction is approved on the following terms:
   - subject of the transaction: introduction of alterations to the Agreement, connected with the reorganization of CJSC "Registrator-Svyaz" in the form of consolidation with OJSC 'ORK';
   - inclusion of item 8.6 in the Agreement, confirming the legal succession of OJSC 'ORK' with regard to all the rights and obligations of CJSC "Registrator-Svyaz" implied by the Agreement;
   - the alteration of address and banking details of the Registrar in Section 9 of the Agreement;
   - the alteration of the name CJSC "Registrator-Svyaz" to OJSC 'ORK' over the whole text of the Agreement;
   - terms of the Additional agreement are to be applied to the Parties' relations that emerged since 13.12. 2005.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru